Exhibit 99.1

J-Star Holding Announces Receipt of Nasdaq Delisting Determination; Class A Ordinary Shares Expected to Continue Trading Pending Nasdaq Hearings Panel Review

Taichung City, Taiwan – June 15, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), today announced that on June 12, 2026, it received a Staff Delisting Determination Letter from the staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share.

As previously disclosed, the Company received notice from Nasdaq on December 12, 2025, that it was not in compliance with the minimum bid price requirement and was provided a compliance period through June 10, 2026 to regain compliance and is not eligible for the second 180-day compliance period.

The Company intends to timely request an oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. The hearing request will stay the suspension of trading or delisting action pending the Panel’s decision. Accordingly, the Company’s Class A ordinary shares are expected to continue trading on the Nasdaq Capital Market under the symbol “YMAT” during the hearing process.

The Company intends to submit a plan to the Panel outlining its actions to regain compliance with the Nasdaq listing standards and will request an exception permitting additional time to regain compliance, as allowed under applicable Nasdaq rules. However, there can be no assurance that the Panel will grant the Company’s request for continued listing or any additional exception period, or that the Company will ultimately regain compliance with all applicable Nasdaq listing requirements.

This announcement is made in accordance with Nasdaq Listing Rule 5810(b), which requires prompt public disclosure of receipt of a delisting determination.

About J-Star

J-Star Holding Co., Ltd. (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. The Company is also expanding its advanced materials platform through strategic initiatives in next-generation energy technologies, including the development of a U.S.-based solid-state battery manufacturing facility. Visit j-starholding.com and ymacorp.com to learn more.

1

Forward Looking-Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s expectations related to its Nasdaq hearing, the continued trading of its Class A ordinary shares during the appeal process, its ability to submit and implement a plan to regain compliance with Nasdaq listing requirements, the outcome of the Nasdaq Hearings Panel review, and the Company’s strategic initiatives, including the development of its planned U.S. solid-state battery manufacturing facility. These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others, the risk that the Nasdaq Hearings Panel may not grant the Company’s request for continued listing or additional time to regain compliance, that the Company may fail to regain compliance with applicable Nasdaq listing standards, the Company’s ability to secure financing and execute its strategic initiatives, the timing and success of its planned manufacturing expansion, market conditions, regulatory developments, and the other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

2